UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TECK COMINCO LIMITED
                                   (Registrant)



Date:    February 4, 2004          By:  /s/ KAREN L. DUNFEE
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary

                                                               [GRAPHIC OMITTED]
                                                            [LOGO - TECKCOMINCO]
                        --------------------------------------------------------



                                                           EXTERNAL NEWS RELEASE
                                                                        04-04-TC

For Immediate Release:  February 3, 2004


                   NO INJURIES IN TRAIL LEAD FURNACE INCIDENT


Vancouver, B.C. -- An explosion inside the KIVCET lead furnace at the company's Trail Operations at 6:45 pm, Monday, February 2, 2004 did not result in any injuries to employees.

The explosion has caused extensive damage to the boiler system however the lead furnace appears to be intact. An estimate of the extent of the damage, cost of repair and the time required for repair will not be available for several days, until a full investigation has been completed.

The impact is restricted to lead production. Deliveries to lead customers are not expected to be affected in the short term as in-process inventory of unrefined lead will enable the lead refinery to operate for at least two weeks.

Zinc production is unaffected by this incident.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada with assets totaling approximately $5 billion. Shares are listed on The Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at WWW.TECKCOMINCO.COM.

                                     - 30 -

For additional information, please contact:

Tom Merinsky
Director, Investor Relations
604.685.3007


                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com

 Teck Cominco Limited / 200 Burrard Street / Vancouver, B.C. / Canada V6C 3L9 /
                      Tel. 604-687-1117 / Fax 604-687-6100


                     NEWS                                      [GRAPHIC OMITTED]
                    RELEASE                                 [LOGO - TECKCOMINCO]
                                                --------------------------------


                                        For Immediate Release - February 3, 2004
                                        ----------------------------------------
                                                                        04-05-TC


4Q    REPORT FOR THE YEAR ENDED DECEMBER 31, 2003

--------------------------------------------------------------------------------


             TECK COMINCO REPORTS 2003 NET EARNINGS OF $149 MILLION
                WITH FOURTH QUARTER NET EARNINGS OF $107 MILLION

HIGHLIGHTS FOR FOURTH QUARTER

         o Net earnings in the fourth quarter were $107 million, or 57 cents per share including a gain of $41 million (after-tax) on the sale of the Los Filos property, up from $15 million or 8 cents per share in the fourth quarter of 2002. Net earnings in the fourth quarter before the Los Filos gain were $66 million and were significantly higher compared with the fourth quarter of 2002 due to stronger zinc, copper and gold prices, partially offset by a continuing weakening U.S. dollar.

         o Net earnings for the year were $149 million including the gain of $41 million on the sale of the Los Filos property compared with $30 million in 2002.

         o Cash flow from operations before changes to non-cash working capital items was $153 million in the fourth quarter compared with $70 million in the same period in 2002, with particularly strong cash flow from zinc and copper mine operations.

         o Cash flow from operations before changes to non-cash working capital items was $338 million for the year compared with $201 million in 2002.

         o Net debt (total debt less cash) declined by $238 million in the fourth quarter, of which $51 million was due to the weakening of the U.S. dollar, $151 million from loan repayments, and a $36 million increase in the cash balance. Net debt at December 31, 2003 was $1.01 billion excluding the Inco Exchangeable Debentures, or 29% of net debt plus equity compared with $1.25 billion and 34% of net debt plus equity at September 30.

         o On December 19, 2003 the company announced that the Elk Valley Coal Partnership contract coal price for the 2004 coal year commencing on April 1 is expected to average US$51 per tonne, up approximately 20% from the 2003 coal year price.

         o Subsequent to the year end, the company announced it will exercise its right of first refusal and acquire for US$73 million the 33.6% of Highland Valley Copper currently held by BHP Billiton. Upon completion, the company will hold a 97.5% interest in the mine.


--------------------------------------------------------------------------------
Reference:       Tom Merinsky, Director, Investor Relations
Additional corporate information is available on the Internet at HTTP://WWW.TECKCOMINCO.COM

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
POSITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2003, AND IN CONJUNCTION WITH THE MANAGEMENT'S DISCUSSION AND ANALYSIS AND THE AUDITED FINANCIAL STATEMENTS OF THE COMPANY CONTAINED IN THE COMPANY'S 2002 ANNUAL REPORT.

EARNINGS

Net earnings in the fourth quarter were $107 million including a gain of $41 million after-tax from the sale of the Los Filos gold property in Mexico compared with $15 million in the fourth quarter of 2002. The higher earnings were due to strong zinc, copper and gold prices in the fourth quarter, partially offset by a weaker U.S. dollar.

Metal prices rose sharply in the fourth quarter, compensating for a weakening U.S. dollar. Average LME prices in the fourth quarter for zinc, lead and copper were US$0.42, US$0.29 and US$0.93 per pound respectively, up 17%, 33% and 22% from the average prices in the first nine months of the year. The gold price averaged US$392 per ounce in the fourth quarter compared with US$354 per ounce in the first nine months of the year, up 11%.

Net earnings for 2003 were $149 million including the gain of $41 million on the sale of the Los Filos property compared with $30 million in 2002. Net earnings before the gain were $108 million for the year, with these higher earnings due mainly to rising zinc, copper and gold prices, which rose significantly during the fourth quarter. Partially offsetting the higher metal prices was a weaker U.S. dollar.

REVENUE AND OPERATING PROFIT

Revenue from operations was $767 million in the fourth quarter compared with $625 million a year ago. The increase was due mainly to higher metal prices and higher coal sales in the quarter, offset partially by the impact of the realized Canadian/U.S. dollar exchange rate which averaged 1.39 compared to 1.57 a year ago, and to the closure of the Bullmoose and Polaris mines. Contributing to the increase was the consolidation of Antamina operations commencing in the third quarter of 2003, which added $59 million to revenue in the fourth quarter.

Operating profit in the fourth quarter was $143 million, up significantly from $60 million a year ago (see table). Red Dog recorded an operating profit of $51 million in the fourth quarter, compared with an operating loss of $10 million in the same period last year. The substantial increase in operating profit was due mainly to significantly higher zinc and lead prices, as well as higher zinc and lead sales in the quarter. Operating profit from Highland Valley Copper operations was $30 million in the fourth quarter, up from $12 million a year ago mainly as a result of a significantly higher copper price.

Realized prices for mine operations and the realized Canadian/U.S. dollar exchange rate, including the effect of hedging activities, are as follows:

                                                             Fourth Quarter                     Year to Date
                                                   -------------------------------    -----------------------------
                                                       2003      2002  % Change          2003    2002   % Change
ZINC (US$/pound)                                       0.43      0.35       +23%         0.38    0.35         +9%
COPPER (US$/pound)                                     0.99      0.71       +39%         0.85    0.71        +20%
LEAD (US$/pound)                                       0.27      0.20       +35%         0.26    0.20        +30%
GOLD (US$/ounce)                                        383       325       +18%          359     314        +14%
COAL (US$/tonne)                                         42        45        -7%           43      44         -2%
CANADIAN/U.S. EXCHANGE RATE  (US$1 = Cdn$)             1.39      1.57       -11%         1.45    1.57         -8%


2          TECK COMINCO LIMITED 2003 FOURTH QUARTER REPORT

The company's share of production and sales by operation is as follows:

                                              PRODUCTION                                SALES
                                   ----------------------------------    ------------------------------------
                                      FOURTH QUARTER       YEAR            FOURTH QUARTER         YEAR
                                     2003      2002     2003     2002       2003     2002      2003     2002
-------------------------------------------------------------------------------------------------------------
REFINED METAL OPERATIONS
   ZINC - Thousand tonnes
     Trail                             68        75      283      269         69       72       288      275
     Cajamarquilla                     33        32      129       93         35       31       131       98
     --------------------------------------------------------------------------------------------------------
                                      101       107      412      362        104      103       419      373

   LEAD - Thousand tonnes
     Trail                             25        25       88       81         24       21        84       78

   POWER - MW.h                                                              169      149       769      683

MINE OPERATIONS
   ZINC - Thousand tonnes
     Red Dog                          143       151      579      578        204      194       567      586
     Antamina                          21        12       82       52         21       11        79       56
     Polaris                           --        --       --       79         --       43        32      106
     Louvicourt                         1         1        4        5          1        1         4        5
     --------------------------------------------------------------------------------------------------------
                                      165       164      665      714        226      249       682      753

   COPPER - Thousand tonnes
     Highland Valley                   28        28      109      116         35       34       108      115
     Antamina                          14        18       57       75         16       18        59       79
     Louvicourt                         2         3       10       11          2        3        10       11
     --------------------------------------------------------------------------------------------------------
                                       44        49      176      202         53       55       177      205

   LEAD - Thousand tonnes
     Red Dog                           34        28      125      108         77       58       124      113
     Polaris                           --        --       --       18         --        6         7       28
     --------------------------------------------------------------------------------------------------------
                                       34        28      125      126         77       64       131      141

   GOLD - Thousand ounces
     Hemlo                             65        83      268      269         65       83       268      269
     Other                              3         4       13       16          3        5        13       16
     --------------------------------------------------------------------------------------------------------
                                       68        87      281      285         68       88       281      285

   COAL - Million tonnes  (Note 1)
     Elk Valley Coal Partnership      2.1        --      6.5       --        2.6       --       7.3       --
     Elkview                           --       1.3      0.8      5.6         --      1.3       1.0      5.5
     Bullmoose                         --       0.4      0.3      1.3         --      0.2       0.5      1.1
     --------------------------------------------------------------------------------------------------------
                                      2.1       1.7      7.6      6.9        2.6      1.5       8.8      6.6

Notes:
(1) Results of the Elk Valley Coal Partnership represent ten months of operation commencing March 1, 2003. Elkview's results in 2003 represent two months of operation ended February 28, 2003. The Bullmoose mine was shut down at the end of March 2003.

(2) Production and sales of base metal mines refer to metals contained in concentrate.


3          TECK COMINCO LIMITED 2003 FOURTH QUARTER REPORT

The company's operating profit, revenue and depreciation and amortization by operation for the fourth quarter and the year ended December 31, 2003 are as follows:

QUARTER ENDED DECEMBER 31
                                       OPERATING                                             DEPRECIATION
($ IN MILLIONS)                      PROFIT (LOSS)                  REVENUE                AND AMORTIZATION
                                  --------------------         -------------------       ---------------------
                                       2003     2002               2003      2002              2003      2002
--------------------------------------------------------------------------------------------------------------
ZINC
   Trail (including power sales)      $   4      $13               $211      $206               $11      $  9
   Cajamarquilla                          7        5                 51        44                 3         3
   Red Dog                               51      (10)               177       137                19        25
   Polaris                               --        1                 --        30                --         3
   Inter-segment sales and other         (1)       1                (22)      (25)               --        --
   -----------------------------------------------------------------------------------------------------------
                                         61       10                417       392                33        40

COPPER
   Highland Valley Copper                30       12                 95        76                11         8
   Antamina (Note 1)                     19       --                 59        --                11        --
   Louvicourt                             1       --                  6         7                 2         4
   -----------------------------------------------------------------------------------------------------------
                                         50       12                160        83                24        12

GOLD
   Hemlo                                 10       13                 37        42                 3         4

COAL (Note 2)
   Elk Valley Coal Partnership           22       --                153        --                 9        --
   Elkview                               --       19                 --        92                --         3
   Bullmoose                             --        6                 --        16                --        --
   -----------------------------------------------------------------------------------------------------------
                                         22       25                153       108                 9         3

--------------------------------------------------------------------------------------------------------------
TOTAL                                  $143      $60               $767      $625               $69       $59
==============================================================================================================


YEAR ENDED DECEMBER 31
                                       OPERATING                                             DEPRECIATION
($ IN  MILLIONS)                     PROFIT (LOSS)                  REVENUE                AND AMORTIZATION
                                  --------------------         -------------------       ---------------------
                                       2003      2002              2003      2002              2003      2002
--------------------------------------------------------------------------------------------------------------

ZINC
   Trail (including power sales)      $  28     $  23           $   800   $   769             $  42     $  38
   Cajamarquilla                         18        12               182       145                12         9
   Red Dog                               50       (28)              408       382                57        63
   Polaris                               --         2                22        80                 1        11
   Inter-segment sales and other         --         6               (86)      (62)               --        --
   -----------------------------------------------------------------------------------------------------------
                                         96        15             1,326     1,314               112       121

COPPER
   Highland Valley Copper                56        35               270       251                35        37
   Antamina (Note 1)                     26        --               100        --                20        --
   Louvicourt                             1        (3)               24        26                10        13
   -----------------------------------------------------------------------------------------------------------
                                         83        32               394       277                65        50

GOLD
   Hemlo                                 31        20               143       133                18        16

COAL (Note 2)
   Elk Valley Coal Partnership           77        --               450        --                21        --
   Elkview                               14        92                65       387                 2        12
   Bullmoose                              4        24                32        76                --        --
   -----------------------------------------------------------------------------------------------------------
                                         95       116               547       463                23        12

--------------------------------------------------------------------------------------------------------------
TOTAL                                  $305      $183            $2,410    $2,187              $218      $199
==============================================================================================================

Notes:
1.  Antamina results were proportionately consolidated commencing July
    1, 2003.

2. Results of the Elk Valley Coal Partnership represent ten months of operation commencing March 1, 2003. Elkview results represent two months of operation ended February 28, 2003. The Bullmoose mine was shut down at the end of March 2003.

3. Depreciation and amortization are deducted in calculating operating profit.


4          TECK COMINCO LIMITED 2003 FOURTH QUARTER REPORT

REVIEW OF OPERATIONS

TRAIL SMELTER AND REFINERIES (100%)

                                                  Three months ended Dec. 31              Year ended Dec. 31
                                                 ------------------------------      -----------------------------
100%                                                   2003             2002                2003             2002
----
Production  - Zinc (tonnes)                          68,100           75,100             283,100          269,000
            - Lead (tonnes)                          24,500           24,700              87,800           80,700
Sales  - Zinc (tonnes)                               69,400           71,700             288,400          275,300
       - Lead (tonnes)                               23,800           21,100              83,700           78,400
Surplus power sold (GW.h)                               169              149                 769              683
Operating profit (loss) ($ millions)
      - Metal operations                                 (1)              10                   2               17
      - Power sales                                       5                3                  26                6

Production of refined zinc in the fourth quarter was 7,000 tonnes lower than a year ago as zinc production was reduced to increase power sales.

Metal operations recorded a loss of $1 million in the fourth quarter compared with an operating profit of $10 million for the same period in 2002, as profitability was adversely affected by a weaker U.S. dollar, lower treatment charges and higher operating costs due to certain major maintenance work deferred from previous quarters and other non-routine items.

Operating profit from power sales in the fourth quarter was $2 million higher than the same period last year, with an average sale price of US$42 per MW.h in the fourth quarter compared with US$33 per MW.h a year ago.

An explosion inside the Kivcet lead furnace at the Trail operations occurred on February 2, 2004 but did not result in any injuries to employees. An estimate of the extent of damage, cost of repair and the time required for repair is not available until a full investigation has been completed. Deliveries to lead customers are not expected to be affected in the short-term. Zinc production is unaffected by this incident.

CAJAMARQUILLA REFINERY (85%)

                                                  Three months ended Dec. 31              Year ended Dec. 31
                                                 ------------------------------      -----------------------------
100%                                                    2003             2002               2003             2002
----
Production  - Zinc (tonnes)                           33,000           31,800            129,100           92,900
Sales - Zinc (tonnes)                                 35,100           31,300            130,500           98,000
Operating profit ($ millions)                              7                5                 18               12

Cajamarquilla continued to produce above design plant capacity in the fourth quarter, and record sales were achieved in the fourth quarter. The higher operating profit was mainly a result of the higher sales and zinc price.


5          TECK COMINCO LIMITED 2003 FOURTH QUARTER REPORT

RED DOG MINE (100%)

                                                  Three months ended Dec. 31              Year ended Dec. 31
                                                 ------------------------------      -----------------------------
100%                                                   2003             2002               2003              2002
----
Tonnes milled (000's)                                    750               814             3,154            3,166
Zinc grade (%)                                          22.2              21.6              21.7             21.1
Zinc recovery (%)                                       85.5              84.5              84.6             85.1
Production - Zinc in concentrate (tonnes)            142,800           151,200           579,300          578,400
            - Lead in concentrate (tonnes)            34,100            28,200           124,900          107,900
Sales - Zinc in concentrate (tonnes)                 203,800           193,500           566,500          586,300
       - Lead in concentrate (tonnes)                 77,200            58,200           124,400          113,000
Operating profit (loss) ($ millions)                     51               (10)                50              (28)

Zinc production in the fourth quarter was lower than a year ago due mainly to lower mill throughput caused by maintenance work performed in October.

Operating profit of $51 million in the fourth quarter was a significant improvement from a loss of $10 million a year ago. The higher profit was due to higher zinc and lead sales, as well as significantly higher zinc and lead prices. Zinc and lead sales in the fourth quarter represented 36% and 62% of the year's total sales, due to the seasonally high sales volume in the months following the shipping season from July to October.

ANTAMINA MINE (22.5%)

                                                    Three months ended Dec. 31            Year ended Dec. 31
                                                -------------------------------      -----------------------------
100%                                                    2003            2002                2003            2002
----
Tonnes milled (000's)                                  7,273           6,396              26,412           26,748
Copper grade (%)                                        1.17            1.41                1.19             1.37
Zinc grade (%)                                          1.77            1.15                1.86             1.19
Copper recovery (%)                                     77.0            89.0                 80.9*           88.1
Zinc recovery (%)                                       77.0            78.9                 78.9*           82.7
Production - Copper in concentrate (tonnes)           62,900          81,000             252,400          330,700
Production - Zinc in concentrate (tonnes)             94,200          53,800             362,700          230,700
Sales - Copper in concentrate (tonnes)                69,400          79,300             260,800          350,000
Sales - Zinc in concentrate (tonnes)                  94,100          50,300             349,700          250,600
22.5%
Operating profit ($ millions) (Note)                      19              --                  26               --
Equity earnings ($ millions)                              --               6                  10               17

    * Year-to-date recovery rates have been revised for reconciliation adjustments which do not affect previously reported copper or zinc production.

    Note:Antamina operating results were consolidated commencing in the third quarter of 2003.

As reported in the third quarter, the delay in completing the mining of lake sediments had a significant effect on the ore mix and recovery rates. The ore mix in the fourth quarter included 38% of copper-only ore and 62% of copper-zinc ore, compared with 67% of copper-only ore and 33% of copper-zinc ore in the fourth quarter of 2002. As a result, copper recovery and production were significantly lower than a year ago with an average ore grade for copper of 1.17% compared with 1.41% in 2002, and a recovery rate of 77.0% compared with 89.0% a year ago. Offsetting the lower copper production in the fourth quarter was significantly higher zinc production resulting from higher zinc ore grades. The company's share of operating profit in the fourth quarter was $19 million, including favourable settlement adjustments of $9 million on rising copper and zinc prices.

The mining of lake sediments is expected to be completed in June 2004. The 2004 mining plan projects copper-only ore to be 50% of total mill feed in the first quarter, and improving in the following quarters to average over 60% for the year. Production in 2004 is expected to be approximately 40% higher for copper and in the order of 50% lower for zinc compared with 2003 production levels.


6          TECK COMINCO LIMITED 2003 FOURTH QUARTER REPORT

HIGHLAND VALLEY COPPER MINE (63.9%)

                                                  Three months ended Dec. 31              Year ended Dec. 31
                                                 ------------------------------      -----------------------------
100%                                                    2003             2002               2003             2002
----
Tonnes milled (000's)                                 12,601           12,925             49,030           49,868
Copper grade (%)                                        0.39             0.39               0.39             0.41
Copper recovery (%)                                     90.0             87.1               88.5             88.7
Production - Copper in concentrate (tonnes)           43,600           44,200            170,400          181,300
Sales - Copper in concentrate (tonnes)                54,000           53,900            168,700          179,700

Company's 63.9% share of operating
   profit ($ millions)                                    30               12                 56               35

Copper production in the fourth quarter was slightly lower than a year ago due to lower mill throughput. Copper sales of 54,000 tonnes in the fourth quarter represented 32% of the year's production.

Production of molybdenum in the fourth quarter was 1.8 million pounds compared with 1.6 million pounds a year ago, while sales were 1.96 million pounds compared with 1.45 million pounds in the fourth quarter of 2002. Molybdenum prices averaged US$6.30 per pound in the fourth quarter compared with US$3.41 per pound in the same period last year.

As a result of a significantly higher copper price and higher contribution from molybdenum sales in the fourth quarter, operating profit was $30 million compared with $12 million in the same quarter last year.

Following several months of negotiations, the unionized workers at the mine voted to accept a three-year contract which is retroactive to October 1, 2003.

HEMLO GOLD MINES (50%)

                                                  Three months ended Dec. 31              Year ended Dec. 31
                                                 ------------------------------      -----------------------------
100%                                                    2003             2002               2003             2002
----
Tonnes milled (000's)                                    933              896              3,576            3,458
Grade (g/tonne)                                          4.6              6.1                4.9              5.1
Mill recovery (%)                                       95.1             95.4               95.0             94.7
Gold production (000's ozs)                              130              166                536              538

Company's 50% share of operating
   profit ($ millions)                                    10               13                 31               20

Gold production in the fourth quarter was 22% lower than the fourth quarter of 2002 due mainly to a lower average ore grade compared to a year ago. A higher proportion of the lower grade open-pit ore was processed compared with the fourth quarter of 2002 when an extremely high grade stope was mined. Gold production for 2003 was similar to the previous year.

Cash operating cost averaged US$253 per ounce in the fourth quarter compared with US$180 per ounce in the same period last year. Average cash operating costs were higher due mainly to the lower gold production in the current quarter. The average operating cost for the year was US$239 per ounce compared with US$222 per ounce in 2002.

Despite a higher average realized gold price of US$383 per ounce compared with US$325 per ounce last year, operating profit of $10 million was lower than the $13 million a year ago due to the lower gold production.


7          TECK COMINCO LIMITED 2003 FOURTH QUARTER REPORT

ELK VALLEY COAL PARTNERSHIP (35%)*

                                                  Three months ended Dec. 31          Ten months ended Dec. 31
                                                 ------------------------------    -------------------------------
100%                                                    2003             2002               2003             2002
----
Coal production (000's tonnes)                         5,953               --             18,406               --
Coal sales (000's tonnes)                              7,353               --             20,725               --
Average sale price (US$/tonne)                            42               --                 43               --
Average sale price (Cdn$/tonne)                           59               --                 62               --
Cost of sales (Cdn$/tonne)                                51               --                 51               --

Company's 35% share of operating
   profit ($ millions)                                    22               --                 77               --

* The company holds a 9.1% interest in the Fording Canadian Coal Trust which owns the remaining 65% of the Partnership. The company's direct and indirect interest in the coal partnership is 41%. The company's share of income from the coal trust is included in other income and expense.

Coal production in the fourth quarter of 6.0 million tonnes was significantly higher than 4.8 million tonnes produced in the previous quarter as production returned to normal levels following planned maintenance and holiday shutdowns in the previous quarter. Sales of 7.4 million tonnes in the fourth quarter were significantly higher due to strong market demand.

Operating profit of $22 million in the fourth quarter included an adjustment to increase amortization expense of $2 million following the finalization of the purchase price allocation.'

Towards the end of the fourth quarter, problems with rail service resulted in slower deliveries to port, delayed sales and high demurrage costs. Sales and distribution costs are expected to be adversely affected in the first quarter.

INTEREST EXPENSE

Interest expense of $17 million in the fourth quarter included $4 million relating to the Antamina project debt, compared with $18 million a year ago when no interest expense relating to Antamina was consolidated. Interest expense was lower in the current quarter due to lower interest rates and the favourable effect of the Canadian/U.S. dollar exchange rate on U.S. dollar interest payments.

OTHER INCOME (EXPENSE)

An analysis of other income and expense is included in note 3 of the financial statements. Major items in the quarter included $4 million from Fording Canadian Coal Trust, the receipt of insurance proceeds of $14 million relating to settlements for claims on historical insurance policies and a provision of $17 million relating to a proposed environmental study at Lake Roosevelt.

INCOME TAXES

The company's effective tax rate on earnings before the gain on the sale of the Los Filos gold property was 31% in the fourth quarter compared with 41% in the first three quarters of the year. The decrease was due mainly to lower tax rates on income earned in foreign jurisdictions.

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes in non-cash working capital items, was $153 million in the fourth quarter compared with $70 million a year ago. The increase was due mainly to higher profits from operations as a result of higher metal prices in the fourth quarter. In addition, the company recorded consolidated cash flow of $26 million from Antamina which was equity-accounted in 2002.


8          TECK COMINCO LIMITED 2003 FOURTH QUARTER REPORT

The reduction in non-cash working capital items was $61 million in the fourth quarter, with the decrease mainly relating to the drawdown of production inventory at Red Dog, Trail and Elk Valley Coal. The reduction of working capital items of $129 million in the fourth quarter of 2002 included the drawdown of production inventories at Red Dog and Polaris mines and tax refunds of $22 million.

Capital expenditures and investments in the fourth quarter amounted to $76 million and included $26 million for the acquisition of the Lennard Shelf zinc property in Western Australia. Other major expenditures were $13 million for power and transmission upgrades and a further $13 million on the completion of construction at the Pend Oreille zinc mine. Net proceeds from the sale of the Los Filos gold property in Mexico was $49 million, after the deduction of $13 million of current cash taxes.

Repayment of long-term debt totalled $141 million and short-term debt was reduced by $14 million in the fourth quarter.

At December 31, 2003, net debt (total debt less cash), excluding the Inco Exchangeable debentures, was $1.01 billion or 29% of net debt plus equity, compared with $1.24 billion or 34% at September 30, 2003.

As at December 31, 2003, the company had bank credit facilities aggregating $808 million in total commitments, 89% of which mature in 2006 and beyond. Unused credit lines under these facilities amounted to $652 million.

CORPORATE DEVELOPMENT

At the end of the fourth quarter, construction of the PEND OREILLE zinc mine was completed. The concentrator started processing ore in the last week of January, and is expected to ramp up production in the following months. Pend Oreille is expected to supply approximately 55,000 tonnes of zinc in concentrate and 11,000 tonnes of lead in concentrate annually to the nearby Trail smelter and refinery.

At POGO, project development in the fourth quarter continued to focus on permitting activities for the project. The 30-day public comment period for the Final EIS expired on October 20, 2003. All of the key State permits required for the project were issued on December 18, 2003. The U.S. Army Corps of Engineers issued a wetland permit on January 12, 2004. The only major permit not yet issued is the National Pollution Discharge Elimination System (NPDES) permit from the EPA, which is expected to be issued in the first quarter of 2004. Construction is expected to start in the spring of 2004 upon the issue of the NPDES permit. Contracts for construction of the 50-mile access road, the power line and site preparation have been tendered and are being awarded subject to receipt of the EPA permit. The current project schedule anticipates first gold pour occurring by the end of 2005.

On January 29, 2004, Teck Cominco Limited announced that it has given notice to Rio Algom Limited, a wholly-owned subsidiary of BHP Billiton, that it intends to exercise its right of first refusal in respect of the sale of Rio Algom's 33.57% interest in the HIGHLAND VALLEY COPPER partnership for US$73 million in cash. Completion of the transaction is subject to settlement of a definitive purchase agreement and certain other customary conditions. The effective date of the transaction will be January 3, 2004. On completion of the transaction, the company will hold a 97.5% interest in Highland Valley Copper.

In November 2003, the company completed the purchase of the LENNARD SHELF zinc property in Australia for $26 million. The mine was shut down and placed on care and maintenance prior to the acquisition. A decision to restart the mine will depend on the outcome of a redevelopment study which is underway, as well as zinc market conditions and exchange rates.

In December 2003, the EPA issued information requests to Teck Cominco Limited
(TCL), Teck Cominco Metals Ltd. (TCML), Teck Cominco American Incorporated
(TCAI) and Teck Cominco Alaska Incorporated (TCAK) and a Unilateral Administrative Order to TCML purporting to order TCML to conduct a remedial investigation and feasibility study under the U.S. Superfund law, CERCLA with respect to metal contamination in the sediments of the upper Columbia River and LAKE ROOSEVELT. TCAI and TCAK have fully complied with the information requests. TCL and TCML have declined to participate in the information request or the order on the


9          TECK COMINCO LIMITED 2003 FOURTH QUARTER REPORT
grounds that the EPA lacks jurisdiction under CERCLA to issue either the request or the order to a Canadian company with respect to a Canadian operation. TCAI has offered to fund comprehensive human health and ecological studies, based on EPA standards and protocols, at an estimated cost of US$13 million to identify whether the conditions, alleged by the EPA to exist, pose any actual risks and to identify any appropriate remedial measures. In January 2004 the Canadian government delivered a diplomatic note to the U.S. State Department expressing the opinion that TCML is not subject to CERCLA and encouraging the EPA to rescind the order and to re-examine Teck Cominco's offer. The company will vigorously defend any attempt by the EPA to enforce the CERCLA order.

On January 21, 2004, the U.S. District Court of Alaska dismissed a citizens' suit brought under the U.S. CLEAN WATER ACT by the Kivalina Relocation Planning Committee (KRPC). The KRPC claimed damages resulting from alleged permit violations at the Red Dog mine. The Court decided that the Committee lacked the capacity to sue under State or Federal law, was without standing to bring the action and was not a proper party to the action. Teck Cominco will continue to work with local communities on matters related to the operation of the mine.

OUTLOOK

Production levels in 2004 are expected to be similar to 2003 for gold operations and refinery operations, except for the possible effect of the explosion inside the Kivcet lead furnace at the Trail operations which occurred on February 2, 2004. Copper production from Antamina is expected to increase by approximately 40% based on the current mining plan. Subject to the completion of the company's announced acquisition of a 33.57% interest in the Highland Valley Copper mine, the company's share of copper production from the mine is expected to increase by 56,000 tonnes in 2004. As discussed earlier, zinc production from Antamina will be reduced significantly as the mine is expected to process more ore with higher copper grades. This reduction is expected to be offset by new production from the Pend Oreille mine. Coal production from the company's share in Elk Valley Coal Partnership in 2004 is expected to exceed the company's 2003 coal production by approximately 10%.

Zinc, lead, copper and gold prices all moved significantly higher during the fourth quarter. As a result of these higher prices and higher sales, the company recorded substantially higher earnings in the fourth quarter compared with the first three quarters of the year. If these metal prices are maintained, the company is expected to report higher earnings and cash flow for 2004 compared to 2003.

The Canadian/U.S. dollar exchange rate averaged 1.32 in the fourth quarter. Subsequent to the year-end, the U.S. dollar continued to weaken and in January traded in a range of Cdn$1.28 to Cdn$1.32. The weaker U.S. dollar particularly affects the Canadian operations of the company, including the Trail smelter and refineries, Highland Valley Copper, Elk Valley Coal and the Hemlo gold mines.

To mitigate the impact of the fluctuation in price and the Canadian/U.S. dollar exchange rate, the company has made certain forward sales commitments. The outstanding hedge positions are presented in the notes to the financial statements. Major hedge positions for 2004 include 72,000 ounces of gold forward sales contracts and $307 million of U.S. dollar forward sales contracts and forward collars.

On December 19, 2003 the company announced that over 80% of the coal sales of the Elk Valley Coal Partnership for the coal year commencing April 1, 2004 have been priced and the average price for the coal year is expected to be US$51 per tonne, up approximately 20% from the 2003 coal year.

The company's capital expenditures in 2004 are planned at $172 million, including $64 million on the Pogo gold project, $26 million at Trail and $20 million at Red Dog. The company's share of sustaining capital expenditures in Elk Valley Coal operations is planned at $13 million.


10          TECK COMINCO LIMITED 2003 FOURTH QUARTER REPORT

CAUTION ON FORWARD-LOOKING INFORMATION

This report contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors described under the caption "Cautionary Statement Concerning Forward-Looking Information" in the company's Annual Information Form.

WEBCAST

Teck Cominco will host an Investor Conference Call to discuss its Q4/2003 financial results on Wednesday, February 4, 2004 at 11 AM Eastern/8 AM Pacific time. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company's website at WWW.TECKCOMINCO.COM. The webcast is also available at WWW.NEWSWIRE.CA and WWW.Q1234.COM. The webcast will be archived at WWW.TECKCOMINCO.COM.



11          TECK COMINCO LIMITED 2003 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)

==========================================================================================================================

                                                               THREE MONTHS ENDED                       YEAR ENDED
                                                                  DECEMBER 31                          DECEMBER 31
(IN MILLIONS OF DOLLARS)                                      2003            2002                2003              2002
==========================================================================================================================
REVENUES                                                      $767            $625             $ 2,410           $ 2,187
COST OF OPERATIONS                                            (555)           (506)             (1,887)           (1,805)
DEPRECIATION AND AMORTIZATION                                  (69)            (59)               (218)             (199)
--------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                               143              60                 305               183

OTHER EXPENSES
     General, administration and marketing                     (14)            (14)                (54)              (53)
     Interest on long-term debt                                (17)            (18)                (69)              (67)
     Exploration                                                (8)            (11)                (30)              (34)
     Research and development                                   (2)             (4)                (14)              (19)
     Other income (expense) (Note 3)                            (6)             (1)                  4                 8

GAIN ON SALE OF LOS FILOS PROPERTY (NOTE 8)                     58              --                  58                --

--------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE THE FOLLOWING                                  154              12                 200                18

PROVISION FOR INCOME AND RESOURCE TAXES
     Earnings from operations                                  (30)             (3)                (44)               (5)
     Los Filos property sale                                   (17)             --                 (17)               --
EQUITY EARNINGS FROM ANTAMINA (Note 7)                          --               6                  10                17

--------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                  $107           $  15                $149               $30
==========================================================================================================================

BASIC EARNINGS PER SHARE                                     $0.57           $0.08               $0.79             $0.15
DILUTED EARNINGS PER SHARE                                   $0.53           $0.08               $0.76             $0.15
WEIGHTED AVERAGE SHARES OUTSTANDING (000'S)                185,422         184,537             184,823           184,526
SHARES OUTSTANDING AT END OF PERIOD (000'S)                186,492         184,537             186,492           184,537


12          TECK COMINCO LIMITED 2003 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Cash Flow
(Unaudited)

=============================================================================================================================

                                                                         THREE MONTHS ENDED                  YEAR ENDED
                                                                             DECEMBER 31                     DECEMBER 31
(IN MILLIONS OF DOLLARS)                                                2003            2002             2003           2002
=============================================================================================================================
OPERATING ACTIVITIES
      Net earnings                                                     $ 107           $  15            $ 149        $    30
      Items not affecting cash:
         Depreciation and amortization                                    69              59              218            199
         Future income and resource taxes                                 17              (7)              17            (22)
         Equity earnings                                                  --              (6)             (10)           (17)
         Gain on sale of Los Filos, net of current tax                   (45)             --              (45)            --
         Other                                                             5               9                9             11
      -----------------------------------------------------------------------------------------------------------------------
                                                                         153              70              338            201
      Net change in non-cash working capital items                        61             129               62             51
      -----------------------------------------------------------------------------------------------------------------------
                                                                         214             199              400            252
FINANCING ACTIVITIES
      Short-term bank loans                                              (14)             (2)              --            (80)
      Increase in long-term debt                                           4               5              259            345
      Repayment of long-term debt                                       (141)            (65)            (277)          (439)
      Decrease in funds held on deposit                                   --              --               --            157
      Reduction of long-term liabilities                                  (3)            (12)             (55)           (27)
      Interest on exchangeable debentures                                 (2)             (2)              (5)            (5)
      Class B subordinate voting shares issued (Note 5)                   21              --               24              1
      Dividends paid                                                     (18)            (18)             (37)           (37)
      -----------------------------------------------------------------------------------------------------------------------
                                                                        (153)            (94)             (91)           (85)
INVESTING ACTIVITIES
      Investment in coal partnership and income trust                     --              --             (259)            --
      Property, plant and equipment                                      (49)            (46)            (162)          (187)
      Investments                                                        (27)             (5)             (38)           (18)
      Deferred payment received from Aur Resources Inc.                   --              --               48             --
      Proceeds from sale of Los Filos, net of current taxes               49              --               49             --
      Proceeds from sale of investments and mining assets                  2              16               24             28
      Cash recognized on consolidation of Antamina                        --              --               41             --
      -----------------------------------------------------------------------------------------------------------------------
                                                                         (25)            (35)            (297)          (177)

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                   --              --               (7)            --

-----------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                               36              70                5            (10)

CASH AT BEGINNING OF PERIOD                                               60              21               91            101

-----------------------------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                                 $   96           $  91           $   96        $    91
=============================================================================================================================


13          TECK COMINCO LIMITED 2003 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Balance Sheets
(Unaudited)

===========================================================================================================================

                                                                                         DECEMBER 31           DECEMBER 31
(IN MILLIONS OF DOLLARS)                                                                        2003                  2002
===========================================================================================================================
ASSETS
CURRENT ASSETS
      Cash and short-term investments                                                      $      96            $      91
      Accounts and settlements receivable                                                        315                  235
      Production inventories                                                                     387                  495
      Supplies and prepaid expenses                                                              135                  134
      ---------------------------------------------------------------------------------------------------------------------
                                                                                                 933                  955

INVESTMENTS                                                                                      478                  414

PROPERTY, PLANT AND EQUIPMENT                                                                  3,615                3,393

OTHER ASSETS                                                                                     241                  196

---------------------------------------------------------------------------------------------------------------------------
                                                                                              $5,267               $4,958
===========================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
      Accounts payable and accrued liabilities                                               $   334              $   294
      Current portion of long-term debt                                                           58                   26
      --------------------------------------------------------------- ------------------------------- ------- -------------
                                                                                                 392                  320

LONG-TERM DEBT (Note 7)                                                                        1,045                  933
OTHER LIABILITIES                                                                                408                  381
FUTURE INCOME AND RESOURCE TAXES                                                                 669                  556
DEBENTURES EXCHANGEABLE FOR INCO SHARES                                                          248                  248
SHAREHOLDERS' EQUITY (Note 4)                                                                  2,505                2,520

---------------------------------------------------------------------------------------------------------------------------
                                                                                              $5,267               $4,958
===========================================================================================================================


14          TECK COMINCO LIMITED 2003 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
(Unaudited)

==============================================================================================================================
                                                                          THREE MONTHS ENDED                  YEAR ENDED
                                                                              DECEMBER 31                    DECEMBER 31
(IN MILLIONS OF DOLLARS)                                                  2003          2002              2003         2002
==============================================================================================================================
BALANCE AT BEGINNING OF PERIOD                                            $493          $476              $472         $502
Adjustment on adoption of new accounting standard for
      foreign currency translation (Note 1(b))                              --            --                --          (20)
------------------------------------------------------------------------------------------------------------------------------

BALANCE AT BEGINNING OF PERIOD AS RESTATED                                 493           476               472          482
Net earnings                                                               107            15               149           30
Dividends                                                                  (18)          (18)              (37)         (37)
Interest on exchangeable debentures, net of tax                             (1)           (1)               (3)          (3)

------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD                                                  $581          $472              $581         $472
==============================================================================================================================


15          TECK COMINCO LIMITED 2003 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================

1.       BASIS OF PRESENTATION

         (a)      Interim financial statements

                  These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the company.

         (b)      Foreign exchange translation

                  Effective January 1, 2002 the company adopted new accounting standards recommended by the Canadian Institute of Chartered Accountants for the translation of foreign currencies. Foreign exchange gains and losses on long-term debt, unless designated as a hedge against self-sustaining foreign operations, are no longer deferred and amortized over the term of the debt, but charged to earnings in the period they arise. The company recorded an adjustment to reduce opening retained earnings by $20 million, the amount of unamortized foreign exchange loss on long-term debt as at December 31, 2001.

         (c)      Revenue recognition

                  The company has standardized its revenue recognition for all its operations in the fourth quarter. This change, which does not have any effect on reported 2002 earnings, resulted in an $8 million increase to net earnings in 2003 which has been recorded in the fourth quarter accounts. Approximately $4 million of the increase in net earnings relates to the first three quarters of the year.


2.       SUPPLEMENTARY CASH FLOW INFORMATION

                                                             Three months ended                 Year ended
                                                                 December 31                    December 31
(in millions of dollars)                                      2003         2002              2003        2002
------------------------------------------------------------------------------------------------------------------
Interest paid                                                   $2          $ 4               $57          $55
Income and resource taxes paid (recovered)                      $7          $(9)              $14          $15


3.       OTHER INCOME (EXPENSE)

                                                             Three months ended                 Year ended
                                                                 December 31                    December 31
(in millions of dollars)                                      2003         2002              2003        2002
------------------------------------------------------------------------------------------------------------------
Income from Fording Canadian Coal Trust                      $   4         $ --              $ 10         $ --
Gain on sale of investments                                      5            5                22           16
Interest and investment income                                   1           12                 5           19
Reduction in carrying value of investments                      --          (22)               --          (22)
Foreign exchange gain (losses)                                   1           --                (5)          (2)
Provision for environmental costs                              (17)          --               (21)          --
Insurance proceeds                                              14           --                20           --
Minority interest                                                -            1                --            1
Provision for workers compensation benefits on
    closed operations                                           (5)          --                (5)          --
Depreciation of non-operating assets                            (1)          (1)               (5)          (3)
Miscellaneous income (expense)                                  (8)           4               (17)          (1)

------------------------------------------------------------------------------------------------------------------
                                                             $  (6)         $(1)             $  4         $  8
==================================================================================================================


16          TECK COMINCO LIMITED 2003 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================

4.       SHAREHOLDERS' EQUITY

(in millions of dollars)                                       DECEMBER 31, 2003               December 31, 2002
------------------------------------------------------------------------------------------------------------------
Exchangeable debentures (due 2024)                                      $    107                        $    107
Share capital (Note 5)                                                     1,810                           1,786
Contributed surplus                                                           50                              50
Retained earnings                                                            581                             472
Cumulative translation adjustment                                            (43)                            105

------------------------------------------------------------------------------------------------------------------
                                                                          $2,505                          $2,520
==================================================================================================================

The cumulative translation adjustment represents the net unrealized foreign exchange gain (loss) on the translation of the accounts of self-sustaining foreign subsidiaries and U.S. dollar denominated debt designated as hedges against these investments.


5.       SHARE OPTIONS

         In the quarter ended December 31, 2003, there were no share options granted and 1,598,327 options were exercised for proceeds of $21 million. During the second quarter ended June 30, 2003, the company granted to directors options to purchase 300,000 Class B Subordinate Voting Shares at the market price at that date of $10.72 per share. These share options have a term of six years and expire in 2009. In the quarter ended March 31, 2003, the company granted to employees options to purchase 1,001,000 Class B Subordinate Voting Shares at the market price at that date of $12.00 per share. These share options also have a term of six years and expire in 2009. At December 31, 2003, there were outstanding director and employee share options to purchase 6,224,000 shares (4.2% of issued share capital) at exercise prices ranging between $6.39 and $19.80 per share.

         The company has elected not to follow the fair value method of accounting for share options granted to employees and directors. Accordingly, no compensation expense is recorded on the grant of share options to employees and directors as the exercise price is equal to the market price at the date of grant. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $3 million for the year ended December 31, 2003 in respect of its employee and director share options granted in the first and second quarters. Pro forma earnings information determined under the fair value method of accounting for stock options are as follows:

                                                               Three months ended                Year ended
                                                                   December 31                   December 31
(in millions of dollars)                                       2003           2002           2003             2002
--------------------------------------------------------------------------------------------------------------------
Net earnings
    As reported                                                $107            $15           $149              $30
    Stock-based compensation                                     --             --              3                5

--------------------------------------------------------------------------------------------------------------------
Pro forma net earnings                                         $107            $15           $146              $25
====================================================================================================================

Basic earnings per share
    As reported                                               $0.57          $0.08          $0.79            $0.15
    Pro forma                                                 $0.57          $0.08          $0.77            $0.12
Diluted earnings per share
    As reported                                               $0.53          $0.08          $0.76            $0.15
    Pro forma                                                 $0.53          $0.08          $0.74            $0.12


17          TECK COMINCO LIMITED 2003 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


5.       SHARE OPTIONS, CONTINUED

         The average fair value of Class B subordinate voting share options issued in the first and second quarters respectively was estimated as $2.47 and $2.68 respectively per share option at the grant date using the Black-Scholes option-pricing model, based on the following assumptions:

                                                                                 June 30, 2003       March 31, 2003
  -------------------------------------------------------------------------------------------------------------------
  Dividend yield                                                                            1.9%                 1.7%
  Risk free interest rate (3.5 years)                                                       4.5%                3.85%
  Expected life (based on recent experience)                                           3.5 years            3.5 years
  Expected volatility                                                                        25%                  25%

6.       HEDGE POSITION AT DECEMBER 31, 2003

                                                                                         2008 -              Market Value
                                           2004        2005        2006       2007       2010         Total    Gain (Loss)
  ------------------------------------------------------------------------------------------------------------------------
                                                                                                                 (Cdn$
                                                                                                               millions)
  GOLD (thousands of ozs)
     Forward sales contracts                 13          --          --         44          87          144          $(15)
     Average price (US$/oz)              US$350          --          --     US$350      US$350       US$350

     Forward sales contracts                59           55          32          7          --          153           $(5)
     Average price (C$/oz)               C$513        C$528       C$519      C$520          --        C$520

  COPPER (millions of lbs)
     Forward collars                        20           --          --         --          --          20            $(2)
     Average upper limit (US$/lb)     US$0.967           --          --         --          --     US$0.96
     Average lower limit (US$/lb)     US$0.917           --          --         --          --     US$0.91

  US DOLLARS (millions)
     Forward sales contracts (note    US$19057       US$210      US$122         --          --       US$522           $95
     c)
     Average exchange rate                1.53         1.48        1.47         --          --         1.50

  US DOLLARS (millions)
     Forward collars                    US$117        US$10          --         --          --       US$127           $33
     Average upper limit                  1.56         1.60          --         --          --         1.57
     Average lower limit                  1.61         1.64          --         --          --         1.61

  POWER (MW.h)
     Forward sales contracts            318,400          --          --         --          --      318,400            $2
     Average price (US$/MW.h)             US$43          --          --         --          --        US$43

INTEREST RATE SWAP
  Principal Amount             Rate Swapped           Rate Obtained              Maturity Date             Unrealized Gain
  ------------------------------------------------------------------------------------------------------------------------

  US$100 million               3.75%                  LIBOR minus 0.96%          July 2006                   Cdn$7 million
  US$100 million               7.00%                  LIBOR plus 2.14%           September 2012              Cdn$4 million

  Notes:   a)   In addition to the above hedging commitments, the
                company has forward purchase commitments on 92 million pounds of zinc averaging US$0.39 per pound maturing in 2004 to 2005 to match fixed price sales commitments to customers.

           b) Included in the gold hedge position are 229,000 ounces of floating lease rate contracts having a built-in gold lease rate allowance of 2%. At December 31, 2003 the one-year lease rate was 0.40%, and the average floating rate achieved to date is 1.20%.

           c) Included in the U.S. dollar forward sales contracts of $522 million is the company's share of forward sales contracts held by the Elk Valley Coal Partnership of US$309 million.


18          TECK COMINCO LIMITED 2003 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


7.       INVESTMENT IN ANTAMINA

         The company owns a 22.5% investment in Compania Minera Antamina S.A.
         (CMA), the company owning the Antamina mine. In connection with senior debt financing of the mine, the company had provided the lenders with a guarantee of its 22.5% of the debt during the pre-completion phase. On July 1, 2003, CMA delivered to the senior lenders the certificates required by the project debt agreement to achieve completion and the project debt became non-recourse to the company.

         Completion resulted in the removal of certain voting restrictions on the company in relation to the management of CMA. Consequently, the company began to proportionately consolidate its investment in CMA beginning July 1, 2003, reflecting its share of the assets, liabilities, revenues, expenses and cash flows of CMA in these financial statements.


8.       SALE OF LOS FILOS PROPERTY

         In October 2003, the company completed the sale of its 70% interest in the Los Filos gold property in Mexico to Wheaton River Minerals Ltd. for US$48.4 million. The company recorded a gain on disposition of $58 million (US$43 million) before provision for income tax.


9.       ACQUISITION OF LENNARD SHELF ZINC MINE

         In November 2003, the company completed the purchase of the mineral properties, plant, equipment and infrastructure of the Lennard Shelf zinc mine in Western Australia for Cdn$26 million (A$28 million). The mine was shut down and placed on care and maintenance prior to the acquisition.


10.      CONTINGENCY

         The United States Environmental Protection Agency (EPA) has asserted that Teck Cominco Metals Ltd. (TCML) is liable under the United States superfund statute (CERCLA) for investigation and remediation costs in respect of metals in sediments in Lake Roosevelt and the upper reaches of the Columbia River arising from the historical operation of the Trail metallurgical facility in British Columbia. Teck Cominco American Incorporated (TCAI) has offered to fund comprehensive human health and ecological studies at an estimated cost of US$13 million to identify whether the conditions alleged by the EPA to be hazardous pose any actual risks and to identify any appropriate remediation measures. In December 2003, the EPA issued information requests to Teck Cominco Limited (TCL), TCML, TCAI and Teck Cominco Alaska Incorporated (TCAK) and a Unilateral Administrative Order to TCML purporting to order TCML to conduct a remedial investigation and feasibility study in accordance with CERCLA protocols. TCAI and TCAK have fully complied with the information requests. TCL and TCML have declined to participate in the information request or the order on the grounds that the EPA lacks jurisdiction under CERCLA to issue either the request or the order to a Canadian company with respect to a Canadian operation. The company will vigorously defend any attempt by the EPA to enforce the CERCLA order.

         In January 2004 the Canadian government delivered a diplomatic note to the U.S. State Department expressing the opinion that TCML is not subject to CERCLA and encouraging the EPA to rescind the order and re-examine Teck Cominco's offer.

         There can be no assurance that the offer by TCAI to fund these studies will resolve the matter, or that TCML and its affiliates will not be faced with CERCLA liability or other liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that might be required.


19          TECK COMINCO LIMITED 2003 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


11.      PENSION LAWSUIT

         On October 8, 2003, the British Columbia Court of Appeal released its decision affirming an October 1999 B.C. Supreme Court decision in favour of the former Cominco Ltd. (now Teck Cominco Metals Ltd.). The case involved a transfer of funds from one of the company's pension funds to a successor plan that occurred as part of a merger of the pension plans in the 1980s. The appellants had claimed that the transfer of funds was improper and that $78 million, based on a 1996 valuation, should be transferred back to the company's original pension plan from various successor plans and distributed to them. The appellants have sought leave to appeal to the Supreme Court of Canada and the company has filed written submissions opposing the application. A decision on the application is expected toward the middle of 2004.


12.      SEGMENTED INFORMATION

         The company has six reportable segments: zinc mines, zinc refineries, copper, gold, coal, and corporate. Segments are based upon the principal product produced by each operation.

                                                                   December 31, 2003
                                        ------------------------------------------------------------------------
                                              Zinc     Zinc                                  Corporate
($ IN MILLIONS)                          Refineries    Mines    Copper     Gold      Coal    and Other    Total
----------------------------------------------------------------------------------------------------------------
Property, plant and equipment                1,239     1,055      748      192       363          18      3,615
Total assets                                 1,561     1,420      928      206       472         659      5,247
Capital expenditures                            43        52       22       23        19           3        162


                                                                   December 31, 2002
                                        ------------------------------------------------------------------------
                                              Zinc     Zinc                                  Corporate
($ IN MILLIONS)                          Refineries    Mines    Copper     Gold      Coal    and Other    Total
----------------------------------------------------------------------------------------------------------------

Property, plant and equipment                1,299     1,166      567      192       155          14      3,393
Total assets                                 1,606     1,640      651      207       254         600      4,958
Capital expenditures                            75        50       31       18        11           2        187


13.      SUBSEQUENT EVENT

         On January 29, 2004, the company announced that it intends to exercise its right of first refusal to acquire an additional 33.57% of the Highland Valley copper mine in British Columbia from BHP Billiton for US$73 million. The sale is subject to settlement of a definitive purchase agreement and other customary conditions. On completion, the company will hold a 97.5% interest in the mine.



20          TECK COMINCO LIMITED 2003 FOURTH QUARTER REPORT